LanVision Systems, Inc.
10200 Alliance Road, Suite 200
Cincinnati, OH 45242-4716
513.794.7100
513.794.7272 FAX
February 9, 2006
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Mr. Brad Skinner,
                 Accounting Branch Chief

Re:	LanVision Systems, Inc. File No. 0-28132,
Form 10-K for Fiscal Year Ended January 31, 2005
Dear Mr. Skinner:
     LanVision Systems, Inc. has prepared this letter in response to the Staff’s comment letter dated January 30, 2006 and received by the Company on that date regarding the Company’s Form 10-K for its fiscal year ended January 31, 2005. LanVision’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s comment letter.
COMMENT
1. “Please describe to us the various elements offered as part of a typical multi-element arrangement. For each element, explain how revenue is recognized and how you comply with the relevant accounting literature. In addition, clarify for us whether “fair value” is vendor-specific and explain how it is determined for each element.”
RESPONSE
A typical multi-element arrangement may include any combination of the following:
LanVision Systems, Inc. proprietary software. This is “standard off-the-shelf software” that requires no production, modification, or customization by LanVision Systems, Inc. and is installed and can be used as a stand alone-system. Revenue is recognized when the software is “made available to the end-user” by physical delivery of a Compact Disc with the software contained thereon, or by availability of direct download from our Server to the end-user Server via the Internet. The software can be installed (routine installation) by the end user, a third party vendor or by the Company, depending on the end user’s specific requirements. Revenue is recorded at the time of delivery because we have determined that all of the criteria in paragraph .08 of Statement of Position (“SOP”) 97-2 have been met.
We also offer, as options, the following:
(1)	Custom Software, such as interface software, is designed to move data between our proprietary software and other third party systems. Some end users elect to interface their existing systems with our software and some do not. Revenue is recognized when standard interface software is tested by us and delivered to the end user. The standard interface software is obtained from a third party vendor and only the routine interface set up procedures is completed by us as required by the particular end user. Please note that these are not complex interfaces, no modification of the third party source or object code is necessary and the interface is not necessary for our software to function in the end user’s environment. Also, once delivered, there is no additional requirement for the Company to test the Custom Software before acceptance. Revenue is recorded at the time of the delivery of the Custom Software (interface) because we have determined that all of the criteria in paragraph .08 of SOP 97-2 have been met.

(2)	Hardware (e.g. servers, document scanners etc.) and third party software (e.g. Microsoft Windows Operating Systems, Oracle Data Base etc.) are offered as a convenience to our end users who have the option of acquiring the items in the open market from other third party vendors, as some end users do because they can obtain the products at a lower price. Revenue is recognized when the hardware and third party software is shipped by third party vendors to our end users, or when it is “made available to the end-user”, as noted above, if we have the contractual right to resell (distribute) third party software and we have the capability to deliver it directly to an end user. Revenue is recorded at the time of the delivery of hardware and standard third party software because we have determined that all of the criteria in paragraph .08 of SOP 97-2 have been met.

(3)	A variety of optional consulting services (e.g. Training, Process Reengineering Consulting Services, etc.) are offered to assist end users in obtaining the maximum benefit from the use of our software. Revenue from the consulting services is recorded when the services are rendered because we believe that these services comply with the provisions of paragraph .71 of SOP 97-2.

(4)	Postcontract Customer Support (“PCS”) revenue is recognized ratably (monthly) over the period for which the end user pays for PCS (maintenance) in accordance with paragraph ..59 of SOP 97-2.
The “fair-value” of each specific element in our contractual arrangements is based on “vendor-specific objective evidence” (“VSOE”) (The Standard Price Lists). We believe that the Company also has sufficient historical price and sales information to determine the fair value of the various elements in a multi-element arrangement necessary to determine the “fair-value” among the elements, including prices charged when the elements are sold separately as noted in paragraph .10 of SOP 97-2. Should a circumstance arise when VSOE would not exist for one or more of the delivered elements, in such a situation we apply the residual method described in paragraph .12 of SOP 97-2.
COMMENT
2. “For arrangements that include services and modifications that are deemed significant, explain to us how the contractual terms influence your revenue recognition policies. Describe the contractual terms that result in recognizing revenue using the percentage-of-completion method and those that result in deferral until the service obligations are deemed insignificant. Support your use of each model with reference to the relevant sections of SOP 97-2 and SOP 81-1 and explain the extent that each model is typically used.”
RESPONSE
We do not license software that requires “significant modifications” and thus do not defer revenue recognition because we do not have significant service obligations. Only once, in the last ten years (many years ago) have we had a contract that required percentage-of-completion revenue recognition because of the complexity of the agreement and the significant modifications required to our software before the end user would agree to commit to purchase the software. Because of the maturity of our current software, we do not currently sell our software where an end user requires “significant modifications”.
COMMENT
3. “Please explain to us how you estimate progress to completion as it relates to your arrangements accounted for using the percentage of completion method. As part of your response, explain how costs incurred to purchase third-party hardware and software affect your estimates.”
RESPONSE
Please see our response to comment 2. As we discussed herein, we currently do not use the percentage of completion method.
COMMENT
4. “Please clarify for us how products are “made available to end-users” and indicate how this meets the delivery criterion in paragraph 8 of SOP 97-2.”
RESPONSE
As noted in response to comment 1 above, revenue is recognized when the software is “made available to the end-user” by physical delivery of a Compact Disc with the software code contained thereon, or the end user has the ability to access our software by direct download from our Server to the end-user Server via the Internet. We believe that the two delivery methods meet the revenue recognition criteria in paragraph .08 of SOP 97-2 that “delivery has occurred” because the end user can install and operate the software using the “Installation Guide” which accompanies the software.
COMMENT
5. “We note that you recognize thirty percent of the royalty from IDX upon receiving a royalty report. Please explain to us how each of the revenue recognition criteria of paragraph 8 of SOP 97-2 are met for this portion of the fees upon receiving the report.”
RESPONSE
In our Form 10-K, under “Summary of Significant Accounting Policies, Revenue Recognition,” in the second paragraph we state: “Under the terms of a Remarketing Agreement with IDX Information Systems Corporation, royalties are remitted by IDX to LanVision based upon IDX sublicensing LanVision’s software to IDX’s customers. Thirty percent of the royalty is due 45 days following the end of the month in which IDX executes an end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty report. The remaining seventy percent of the royalty is due from IDX, in varying amounts based on implementation milestones, 45 days following the end of the month in which a milestone occurs. LanVision records this revenue when the seventy percent payment due from IDX is fixed and determinable, which is generally when the products are made available to end-users.”
We recognize 100% of the revenue when our software is “made available to end-users” (as described above) which is usually at the same time the royalty report is received from IDX because we are always involved in the sales process with IDX. The four criteria of paragraph .08 of SOP 97-2 states “revenue should be recognized when all of the following criteria are met:
(1) Persuasive evidence of an arrangement exists,
     LanVision, Inc., our wholly owned subsidiary, has a reseller agreement with IDX Systems Corporation whereby they are required to report to us any sublicenses of our software (e.g. Royalty report or similar document) evidencing their liability to us for payment of the sublicense fee.
(2) Delivery has occurred.
     LanVision “delivers” the software to the end-user to ensure that the most current version and release are delivered.
(3) The Vendor’s fee is fixed and determinable.
     The royalty report specifically lists the various software products and the amount payable to LanVision by IDX.

(4) The collectibility is probable.
     IDX (now GE Medical) is a major corporation with substantial resources. IDX, not the end user, is responsible for the payment of the sublicense fee (Royalty) to LanVision, and to date all payments of Software sublicense royalties have been paid to LanVision in accordance with the terms and conditions of our reseller agreement with IDX.
On a prospective basis we will revise the footnote to read “Under the terms of a Remarketing Agreement with IDX Information Systems Corporation, LanVision records this revenue when the products are made available to end-users, which is usually at the same time the royalty report is received from IDX. Royalties are remitted by IDX to LanVision based upon IDX sublicensing LanVision’s software to IDX’s customers. Thirty percent of the royalty is due 45 days following the end of the month in which IDX executes an end-user license agreement with its customer. The remaining seventy percent of the royalty is due from IDX, in varying amounts based on specific milestones, 45 days following the end of the month in which a milestone occurs.”
Once the software is delivered to the end user, there is nothing else for us to do in order to be entitled to the payment of the royalties from IDX.
COMMENT
6. “You state that an internal control system “can provide only reasonable assurance” that the objectives of the internal control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, revise your future filings to comply with the guidance in Section II.F.4 of SEC Release 33-8238.
RESPONSE
The LanVision Systems, Inc. disclosure controls and procedures are designed to provide reasonable assurance that the objectives of the internal control system are met. Also, the Chief Executive Officer and the Chief Financial Officer both concluded that the LanVision Systems, Inc. disclosure controls and procedures are effective at that reasonable assurance level.
In future filings LanVision Systems, Inc. will set forth the “conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level to comply with the guidance in Section II.F.4 of SEC Release 33-8238.

LanVision Systems, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the Fiscal Year ended January 31, 2005; that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the Fiscal Year ended January 31, 2005; and LanVision Systems, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that the Staff will find this letter to be fully responsive to the Staff’s January 31, 2006 comment letter. Thank you in advance for your consideration of our responses. In the event that the Staff would have any additional questions or comments, please contact Paul W. Bridge, Jr. at (513) 794-7108 or by fax at (513) 794-7272.
Respectfully,

LanVision Systems, Inc.

/s/ J. Brian Patsy J. Brian Patsy Chief Executive Officer

/s/ Paul W. Bridge, Jr. Paul W. Bridge, Jr. Chief Financial Officer

CC: Mark Kronforst